MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

January 9, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

January 9, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced changes to the titles of several key senior executives.

Item 5	Full Description of Material Change

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announced the appointment of Catherine McLeod-Seltzer to the position of Chairman of the Company, reflecting her vital role in stewarding Pacific Rim toward its goal of becoming a low cost intermediate level gold producer. Ms. McLeod-Seltzer will continue to participate in Pacific Rim’s finance, marketing and administrative functions as an Executive Officer of the Company.

Thomas Shrake, previously CEO of Pacific Rim, has been appointed President and Chief Executive Officer and will continue to oversee the Company’s technical direction and strategic plans. William Myckatyn, formerly the Chairman of Pacific Rim, has been appointed Lead Director of the Company’s board of directors, and the role of Barbara Henderson, Vice President Investor Relations, has been expanded to include the position of Corporate Secretary of the Company.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary (604) 689-1976

Item 8	Date of Report

January 9, 2005.